Exhibit 77(d)

Policies with respect to security investments

ING Global Bond Portfolio:

Effective April 30, 2012 the Portfolio’s principal investments were revised to read as follows:

The Portfolio may also invest up to 5% of its assets in bank loans and in a combination of floating rate secured loans ("Senior Loans") and shares of ING Prime Rate Trust, a closed-end investment company that invests in Senior Loans. Although the Portfolio may invest a portion of its assets in high-yield debt securities rated below investment grade, the Portfolio will seek to maintain a minimum weighted average portfolio quality rating of at least investment grade. The dollar-weighted average portfolio duration of the Portfolio will generally range between two and nine years.

ING American Century Small-Mid Cap Value Portfolio:

Effective April 30, 2012, the Portfolios’ investment strategies were revised to read as follows:

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of small- and mid-capitalization companies. The Portfolio will provide shareholders with at least 60 days' prior written notice of any change in this non-fundamental investment policy. The sub-adviser ("Sub-Adviser") defines small-capitalization companies to include those with a market capitalization no larger than that of the largest company in the S&P Small Cap 600 Index or the Russell 2000 Index and mid-capitalization companies to include those whose market capitalization at the time of purchase is within the capitalization range of the Russell 3000 Index, excluding the largest 100 such companies (in terms of market capitalization). The Portfolio may invest up to 20% of its assets in companies outside these two capitalization ranges, measured at the time of purchase.

ING Solution Aggressive Growth Portfolio, ING Solution Conservative Portfolio, ING Solution Growth Portfolio, ING Solution Moderate Portfolio, ING Solution 2015 Portfolio, ING Solution 2025 Portfolio, ING Solution 2035 Portfolio, ING Solution 2045 Portfolio, ING Solution 2055 Portfolio, ING Index Solution Income Portfolio, ING Index Solution 2015 Portfolio, ING Index Solution 2025 Portfolio, ING Index Solution 2035 Portfolio, ING Index Solution 2045 Portfolio and ING Index Solution 2055 Portfolio:

Effective April 30, 2012, the Portfolios principal investment strategies were revised to include the following:

A Portfolio may periodically deviate from the Target Allocations based on an assessment of the current market conditions or other factors. Generally, the deviations fall in the range of +/-10% relative to the current Target Allocations. The adviser may determine, in light of market conditions or other factors, to deviate by a wider margin in order to protect a Portfolio, achieve its investment objective or to take advantage of particular opportunities.

ING Index Solution 2020 Portfolio and ING Solution 2020 Portfolio:

Effective May 1, 2012, the Portfolios’ principal investments were revised to read as follows:

The Portfolio’s current approximate target investment allocations (expressed as a percentage of its net assets) among the Underlying Funds are as follows: 57% in equity securities; and 43% in fixed-income securities.

ING Index Solution 2040 Portfolio and ING Solution 2040 Portfolio

Effective May 1, 2012, the Portfolios’ principal investment strategies were revised to read as follows:

The Portfolio’s current approximate target investment allocations (expressed as a percentage of its net assets) among the Underlying Funds are as follows: 91% in equity securities; and 9% in fixed-income securities.